Marine Harvest Q1 2016 Presentation

Forward looking statements 2 This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, production capacity, expectations of the capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters concerning Marine Harvest's business and results. These statements speak of Marine Harvest’s plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2015 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

Highlights 3  Strong operational EBIT of EUR 112 million  Strong demand and low supply growth in the quarter  Record-high prices in Europe and Asia, and improving prices in Americas  High contract share of 55% in Norway  Chile impacted by algal bloom in Region X - Restructuring of MH Chile initiated  Consumer Products negatively impacted by high raw material prices and Rosyth  Quarterly dividend of NOK 1.70 per share

Key financials 4Notes in report Marine Harvest Group - main figures Unaudited EUR million Operational revenue and other income 809.5 10% 735.3 3121.1 Operational EBIT 1) 111.9 17% 95.3 346.8 Cash flow from operations 150.1 61.6 233.3 Net interest-bearing debt (NIBD) 960.1 866.5 999.7 Underlying EPS (EUR) 2) 0.18 0.14 0.52 Net cash flow per share (EUR) 3) 0.21 -0.04 0.01 Dividend declared and paid per share (EUR) 0.15 0.14 0.58 ROCE 4) 18.1% 14.2% 13.1% Harvest volume (gutted weight tons, salmon) 96 613 -3% 99 476 420 148 Operational EBIT - EUR per kg 5) - Total 1.16 0.96 0.83 Norway 1.87 1.52 1.37 Scotland 0.68 0.32 0.35 Canada 1.97 0.58 0.34 Chile -1.55 -0.73 -0.82 Q1 2016 Q1 2015 2015

Salmon prices 5  Prices in Europe and Asia at record high levels  Improving prices in Americas, in particular in March following the Chilean algal bloom 0 1 2 3 4 5 6 7 0 1 2 3 4 5 6 7 8 2012 2013 2014 2015 2016 U S D p e r l b s ( M i a m i a n d S e a t t l e ) E U R p e r k g ( O s l o ) Weekly reference prices Reference price Norway EUR (NASDAQ average superior Oslo, GWE/kg) Reference price Chile USD (Urner Barry average D-trim 3-4 lbs FOB Miami) Reference price Canada USD (Urner Barry average superior GWE 10-12 lbs FOB Seattle)

102% 117% 99% 112% 92% 85% 101% 95% 0% 20% 40% 60% 80% 100% 120% 140% Norwegian Scottish Canadian Chilean Q1 2015 Q1 2016 Price achievement, contract & superior share 6Note: Q1 2016 average price achievement is measured versus reference prices in all markets (Norway/Faroes (NASDAQ), Scotland (NASDAQ + GBP 0.11), Canada (UB Seattle), Chile (UB Miami) Contract share 55% 59% 0% 9% Superior share 93% 92% 88% 87%

Operational EBIT comparison 7 111.9 - 0.6 15.2 0.3 - 0.4 2.1 95.3 0 20 40 60 80 100 120 140 Op EBIT Q1 2015 Feed Farming Markets Consumer Products Other Op EBIT Q1 2016 E U R m i l l i o n

Norway 8  Good results in the quarter driven by improved prices - Contract share of 55% impacted price achievement negatively  High costs - Feed costs higher on higher FCR and increased price of feed - Expect high costs also in the second quarter Note: Details on Nova Sea in appendix SALMON OF NORWEGIAN ORIGIN EUR million Q1 2016 Q1 2015 restated Operational EBIT 100.9 99.1 Harvest volume (GWT) 53 984 65 203 Operational EBIT per kg (EUR) 1.87 1.52 - of which MH Feed 0.03 0.03 - of which MH Markets 0.16 0.15 - of which MH Consumer Products 0.11 0.00 Exceptional items incl in op. EBIT -18.1 -13.0 Exceptional items per kg (EUR) -0.34 -0.20 Price achievement/reference price 92% 102% Contract share 55% 33% Superior share 93% 92% 0 50 100 150 Op EBIT Q1 2015 Price Volume Feed Oth SW costs Non SW costs Translation Op EBIT Q1 2016 Operational EBIT Salmon of Norwegian Origin Q1 2015 vs Q1 2016

Norway: Sales contract portfolio 9Note: Marine Harvest Norway’s fixed price/fixed volume contracts with third party customers and MH’s processing entities. MH’s processing entities cover a large proportion of their sales exposure through third party end product contracts. 0 5 000 10 000 15 000 20 000 25 000 30 000 35 000 40 000 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 C o n r a c t e d v o l u m e s ( G W E t o n s ) Realised contract volumes last quarters Contracted volumes next quarters

1.43 1.76 1.37 1.46 1.521.54 2.06 1.56 2.08 1.87 0.0 0.5 1.0 1.5 2.0 2.5 South West Mid North Total E UR per kg Q1 2015 Q1 2016 Norway: Operational EBIT/kg per region 10Including contribution from Sales and Marketing

11  Application for 6 development licenses  Flexible submersible offshore farming cage  Taking the unit below the roughest weather and below the top layer sea- lice belt  Stronger than other known concepts due to the axial structure “Beck Cage” – offshore submersible concept

12 Blue Revolution Centre: R&D facility at Frøya

13  Application for 8 development licenses  Robust closed concept protecting fish from sea lice and other pathogens, certified for up to 3 meters wave height  Flow concept exercising fish resulting in top fish quality  Produced of HDPE a 100% reusable material “Marine Donut” – closed-end farming concept

Norway: “The Egg” – a new enclosed technology 14  Application for 14 development licenses  New enclosed technology (2016-2018 testing and verification)  Many advantages to conventional farmed salmon production  In total applications for 28 development licenses (Beck Cage, Marine Donut and Egg)

Scotland 15  Results impacted by losses at the Rosyth plant (EUR -6.8 million)  Harvest volumes back to normal  Good prices despite high contract share  Costs higher due to increased FCR and higher feed prices  Costs expected to increase further in the second quarter SALMON OF SCOTTISH ORIGIN EUR million Q1 2016 Q1 2015 restated Operational EBIT 8.5 2.3 Harvest volume (GWT) 12 620 7 112 Operational EBIT per kg (EUR) 0.68 0.32 - of which MH Markets 0.29 0.21 - of which MH Consumer Products -0.53 0.00 Exceptional items incl in op. EBIT 0.2 -0.4 Exceptional items per kg (EUR) 0.01 -0.05 Price achievement/reference price 85% 117% Contract share 59% 68% Superior share 92% 90% 0 5 10 15 Op EBIT Q1 2015 Price Volume Feed Oth SW costs Non SW costs Translation Op EBIT Q1 2016 Operational EBIT Salmon of Scottish Origin Q1 2016 vs Q1 2016

Canada 16  Overall good performance and favorable price development  Good biological situation  Higher costs expected going forward SALMON OF CANADIAN ORIGIN EUR million Q1 2016 Q1 2015 restated Operational EBIT 22.8 6.1 Harvest volume (GWT) 11 551 10 478 Operational EBIT per kg (EUR) 1.97 0.58 - of which MH Markets 0.27 0.07 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT 0.0 0.0 Exceptional items per kg (EUR) 0.00 0.00 Price achievement/reference price 101% 99% Contract share 0% 0% Superior share 88% 86% 0 5 10 15 20 25 Op EBIT Q1 2015 Price Volume Feed Oth SW costs Non SW costs Translation Op EBIT Q1 2016 Operational EBIT Salmon of Canadian Origin Q1 2016 vs Q1 2015

17  Algal bloom in Chile significantly impacted our operations (negative EUR 8.4 million)  Initiated restructuring of Marine Harvest Chile - Write-down of fixed assets of approx USD 16 million in second quarter - Restructuring provision of approx USD 3 million in second quarter - Cost savings of approx USD 8-10 million p.a. - Lower volumes will negatively impact production cost per kg for the remainder of the year  Challenging biology - Full cost in box USD 5.35 per kg (GWE) in the quarter - Corresponding to an achieved price of USD 3.64 per kg (GWE) in the quarter  Increased prices during the quarter and improved supply fundamentals going forward Chile SALMON OF CHILEAN ORIGIN EUR million Q1 2016 Q1 2015 restated Operational EBIT -23.9 -11.7 Harvest volume (GWT) 15 384 16 067 Operational EBIT per kg (EUR) -1.55 -0.73 - of which MH Markets 0.21 0.37 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT -9.5 -5.8 Exceptional items per kg (EUR) -0.62 -0.36 Price achievement/reference price 95% 112% Contract share 9% 12% Superior share 87% 87% -30 -25 -20 -15 -10 -5 0 Op EBIT Q1 2015 Price Volume Feed Oth SW costs Non SW costs Translation Op EBIT Q1 2016 Operational EBIT Salmon of Chilean Origin Q1 2016 vs Q1 2015

Ireland and Faroes 18  Challenging weather conditions and biological issues in Ireland  Good contribution from Marine Harvest Faroes in the quarter - Sales to Russia at favorable prices - Revenue based fee of 4.5% reduced profit SALMON OF IRISH ORIGIN EUR million Q1 2016 Q1 2015 restated Operational EBIT -2.6 0.0 Harvest volume (GWT) 1 410 616 Operational EBIT per kg (EUR) -1.84 -0.06 - of which MH Markets 0.03 0.01 - of which MH Consumer Products 0.00 0.03 Exceptional items incl in op. EBIT -1.8 0.0 Exceptional items per kg (EUR) -1.25 0.00 Price achievement/reference price na na Contract share 84% 95% Superior share 87% 92% SALMON OF FAROESE ORIGIN EUR million Q1 2016 Q1 2015 restated Operational EBIT 3.9 -0.1 Harvest volume (GWT) 1 664 0 Operational EBIT per kg (EUR) 2.34 0.00 - of which MH Markets 0.05 0.00 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT -0.2 0.0 Exceptional items per kg (EUR) -0.15 0.00 Price achievement/reference price 105% 0% Contract share 0% 0% Superior share 86% 0%

Consumer Products 19Please note that Consumer Products is the combined operations of the former VAP Europe and Morpol  Continued start up costs in the Rosyth plant of EUR 7.7 million in the quarter - Execution of recovery plan in process - Management changes implemented - Estimated losses of EUR 4 million in the second quarter - Aim of break-even results during third quarter  Good Easter demand and good growth in Germany, Southern Europe and UK  Underlying performance improvements in many Chilled and Fresh entities MH Consumer Products EUR million Q1 2016 Q1 2015 Operating revenues 327.3 270.9 Operational EBIT -0.6 -0.2 Operational EBIT % -0.2% -0.1% Volume sold (tons product weight) 30 099 25 814 Exceptional items 0 0 Volume share salmon 75% 69% Revenue share salmon 79% 74%

Feed 20  Seasonal low volumes in the quarter - Volumes higher year-over-year as third party supply contract discontinued  Volumes sold in the quarter accounted for 86% of internal feed requirement in Norway  Location determined for new plant in Scotland at Kyleakin MH FEED EUR million Q1 2016 Q1 2015 Operating revenues 64.5 45.0 Operational EBIT 1.6 2.1 Operational EBIT % 2.5% 4.8% Feed sold volume 53 807 38 037 Feed produced volume 50 407 36 422 Exceptional items 0 0

First Quarter 2016 Financials, Harvest Volumes and Markets 21

Profit and Loss 22Notes in report Marine Harvest Group EUR million Operational revenue and other income 809.5 10% 735.3 3121.1 Operational EBIT 1) 111.9 17% 95.3 346.8 Change in unrealized internal margin 3.0 1.2 -2.2 Unrealized salmon derivatives -3.8 -5.5 -12.5 Net fair value adjustment of biomass, onerous contracts 73.9 -63.6 9.3 Restucturing costs -2.5 0.1 -15.2 Other non-operational items 0.0 0.0 2.4 Income from associated companies 10.3 1.4 23.4 Impairment losses - fixed assets -0.1 0.1 -6.8 EBIT 192.7 29.0 345.3 Net financial items -28.4 23.8 -95.2 Earnings before tax 164.4 52.8 250.1 Profit or loss for the period 128.0 39.7 158.3 EPS (EUR) 0.28 0.06 0.36 Underlying EPS (EUR) 0.18 0.14 0.52 Net cash flow per share (EUR) 0.21 -0.04 0.01 Dividend declared and paid per share (EUR) 0.15 0.14 0.58 Operational EBIT margin 13.8% 13.0% 11.1% Harvest volume, HOG tons (salmonids) 96 613 -3% 99 476 420 148 Operational EBIT per kg incl margin from Sales and Marketing 2) 1.16 0.96 0.83 ROCE 3) 18.1% 14.2% 13.1 % Q1 2016 Q1 2015 2015

Financial Position 23 Marine Harvest Group EUR million Non-current assets 2 122.7 2 218.7 2 134.9 Current assets 2 129.0 1 917.0 2 059.4 Assets held for sale 1.8 0.9 1.8 Total assets 4 253.5 4 136.6 4 196.1 Equity 1 952.7 2 114.5 1 895.6 Non-current liabilities 1 709.1 1 448.1 1 684.6 Current liabilities 591.8 574.0 615.9 Total equity and liabilities 4 253.5 4 136.6 4 196.1 Net interest-bearing debt 960.1 866.5 999.7 Equity ratio 45.9% 51.1% 45.2% 31.03.2016 31.03.2015 31.12.2015

Cash Flow and Net Interest Bearing Debt 24 Marine Harvest Group EUR million NIBD beginning of period -999.7 -1 032.6 -1 032.6 . Operational EBITDA 147.7 129.7 486.6 Change in working capital 34.5 -45.6 -146.2 Taxes paid -26.0 -15.2 -68.3 Other adjustments -6.2 -7.3 -38.8 Cash flow from operations 150.1 61.6 233.3 Net Capex -41.0 -58.5 -210.3 Other investments -0.8 1.0 22.0 Cash flow from investments -41.8 -57.5 -188.3 Net interest and financial items paid -4.7 -14.0 -39.5 Other items -12.4 -10.3 -13.7 Bonds converted to equity and issuance of convertible bond 0.0 275.7 318.2 Dividend distributed -67.0 -56.5 -255.9 Translation effect on interest-bearing debt 15.4 -32.8 -21.1 NIBD end of period -960.1 -866.5 -999.7 Debt distribution 1): EUR 73% 69% 72% USD 12% 13% 13% GBP 5% 4% 4% Other currencies 11% 14% 11% 1) Debt distribution including effect of cross currency sw aps. Q1 2016 Q1 2015 2015

2016 Cash Flow Guidance 25  2016 cash flow estimates - Working capital buildup EUR ~30m • Support further organic growth - Capital expenditures EUR ~190m • Freshwater expansion projects EUR ~50m - Interest expenses EUR ~30m - Tax payables EUR ~75m  Long term NIBD target of EUR 1,050m  Quarterly dividend in Q2 2016 of NOK 1.70 per share (repayment of paid in capital)  EUR as reporting and functional currency beginning in the first quarter of 2016 Due to seawater growth patterns, working capital is highly seasonal Slow seawater growth in 1H leads to working capital release and high seawater growth in 2H leads to working capital build up

Overview of financing 26  EUR 805m Facility Agreement - Maturity – Q4 2019 - Covenants: • 35% equity ratio - Accordion option EUR 45m - Lenders: DNB, Nordea, Rabobank and ABN Amro  EUR 340m issued in November 2015 - Tenor 5 years, annual coupon 0.125%(1), conversion price EUR 15.9083  EUR 375m issued in May 2014 - Tenor 5 years, annual coupon 0.875%(1), conversion price EUR 10.0530  NOK 1,250m bond issued in March 2013 - Tenor 5 years, NIBOR + 3.5% Note: (1) Paid semi annually in arrears

Estimated volumes Compared to Q1 2015 Est. volumes Suppliers Q1 2016 Q1 2015 Volume % Q4 2015 Norway 243 700 259 600 -15 900 -6.1% 309 900 Scotland 31 000 28 400 2 600 9.2% 40 800 Faroe Islands 15 900 12 600 3 300 26.2% 22 500 Ireland 2 300 1 700 600 35.3% 4 100 Total Europe 292 900 302 300 -9 400 -3.1% 377 300 Chile 140 300 133 500 6 800 5.1% 151 700 North America 32 900 29 400 3 500 11.9% 36 800 Total Americas 173 200 162 900 10 300 6.3% 188 500 Australia 10 800 10 700 100 0.9% 11 000 Other 4 100 4 200 -100 -2.4% 4 100 Total 481 000 480 100 900 0.2% 580 900 Supply development 27  Global supply growth slightly higher than expected - Norway: Favourable prices and some biological pressure - Chile: Challenging biology and forced harvesting. Algal bloom postponed some harvesting  Recovery of volumes from Scotland and Faroe Island as expected  Growth from Canada as expected Note: (1) Atlantic Salmon (GWE tons) Source: Kontali

Development in reference prices 28Source: Marine Harvest and Kontali Reference prices Q1 2016 Change vs Q1 2016 Change vs Market Q1 2015 NOK Q1 2015 Norway (1) EUR 6.15 31.9% NOK 58.58 43.9% Chile (2) USD 4.30 6.7% NOK 37.04 18.5% Chile, GWE (3) USD 4.36 9.8% NOK 37.58 22.0% North America (4) USD 2.92 17.3% NOK 25.21 30.4% North America, GWE (3) USD 5.82 19.5% NOK 50.17 32.8% Notes: (1) NASDAQ average superior GWE/kg (gutted weight equivalent) (2) Urner Barry average D trim 3-4 lbs FOB Miami (3) Reference price converted back-to-plant equivalent in GWE/kg (4) Urner Barry average GWE 10-12 lbs FOB Seattle 0 1 2 3 4 5 6 7 0 1 2 3 4 5 6 7 8 2012 2013 2014 2015 2016 U S D p e r l b s ( M i a m i a n d S e a t t l e ) E U R p e r k g ( O s l o ) Weekly reference prices Reference price Norway EUR (NASDAQ average superior Oslo, GWE/kg) Reference price Chile USD (Urner Barry average D-trim 3-4 lbs FOB Miami) Reference price Canada USD (Urner Barry average superior GWE 10-12 lbs FOB Seattle)

marineharvest

Global volume by market

Markets	Estimated volumes Q1 2016	Estimated volumes Q1 2015	Compared to Q1 2015 Volume		Compared to Q1 2015 %	Est. volumes Q4 2015	12 month comparison LTM	12 month comparison PTM	12 month comparison %
EU	221 300	221 700	-400	↓	-0.2%	273 300	978 100	942 800	3.7%
Russia	20 500	18 400	2 100	↑	11.4%	25 400	100 900	121 600	-17.0%
Other Europe	17 300	20 200	-2 900	↓	-14.4%	23 300	80 900	86 200	-6.1%
Total Europe	**259 100**	**260 300**	**-1 200**	↓	**-0.5%**	**322 000**	**1 159 900**	**1 150 600**	**0.8%**
USA	101 300	89 900	11 400	↑	12.7%	96 500	385 300	339 700	13.4%
Brazil	27 600	27 600	0	→	0.0%	25 100	99 500	95 400	4.3%
Other Americas	25 700	23 900	1 800	↑	7.5%	31 100	111 000	107 600	3.2%
Total Americas	**154 600**	**141 400**	**13 200**	↑	**9.3%**	**152 700**	**595 800**	**542 700**	**9.8%**
China / Hong Kong	17 600	18 300	-700	↓	-3.8%	19 700	76 300	79 700	-4.3%
Japan	14 400	11 200	3 200	↑	28.6%	17 900	57 700	56 300	2.5%
South Korea / Taiwan	10 800	12 300	-1 500	↓	-12.2%	11 300	44 600	42 800	4.2%
Other Asia	19 600	17 800	1 800	↑	10.1%	20 500	68 000	66 500	2.3%
Total Asia	**62 400**	**59 600**	**2 800**	↑	**4.7%**	**69 400**	**246 600**	**245 300**	**0.5%**
All other markets	24 100	20 300	3 800	↑	18.7%	23 500	90 100	87 100	3.4%
Total	**500 200**	**481 600**	**18 600**	↑	**3.9%**	**567 600**	**2 092 400**	**2 025 700**	**3.3%**
Inflow to US from Europe	18 400	16 800	1 600	↑	9.5%	20 600	77 900	72 300	7.7%
Inflow to EU from Chile	17 000	11 300	5 700	↑	50.4%	9 700	46 100	44 900	2.7%

- Strong demand in EU and Asia
- Challenging but recovering US market
- Brazil impacted by lack of volumes and stronger relative US price development
- China/Hong Kong still affected by lack of large-sized salmon and trading barriers

Source: Kontali
Note: Atlantic Salmon (HOG tons), LTM Last twelve months, PTM Previous twelve months

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marineharvest

Industry supply outlook: Guidance of declining growth of -9% to -5% for 2016

GWE tonnes (thousands)	2013	2014	2015	2016	Estimates 2016 Low	Y/Y growth	High	Y/Y growth
Norway	1 029	1 079	1 111	1066	1 055	-5%	1 077	-3%
UK	142	153	150	155	151	1%	159	6%
Faroe Islands	65	74	69	74	72	4%	76	10%
Total Europe	**1 237**	**1 307**	**1 330**	**1 295**	**1 278**	**-4%**	**1 312**	**-1%**
Chile	421	525	532	420	409	-23%	431	-19%
North America	122	107	140	140	136	-3%	144	3%
Total Americas	**543**	**632**	**672**	**560**	**545**	**-19%**	**575**	**-14%**
Other	58	63	73	74	73	0%	75	2%
Total	**1 837**	**2 002**	**2 075**	**1 929**	**1 897**	**-9%**	**1 962**	**-5%**

GWE tonnes (thousands)	Q2 2013	Q2 2014	Q2 2015	Q2 2016	ESTIMATES Q2 2016 Low	Q/Q growth	High	Q/Q growth
Norway	230	265	267	249	243	-9%	254	-5%
UK	34	41	37	37	35	-4%	38	4%
Faroe Islands	16	18	17	19	18	4%	19	10%
Total Europe	**280**	**325**	**322**	**304**	**297**	**-8%**	**312**	**-3%**
Chile	96	122	119	103	100	-16%	107	-10%
North America	32	26	39	37	35	-9%	38	-1%
Total Americas	**127**	**148**	**157**	**140**	**135**	**-14%**	**145**	**-8%**
Other	13	16	18	18	18	-5%	18	-1%
Total	**420**	**489**	**498**	**462**	**449**	**-10%**	**475**	**-5%**

GWE tonnes (thousands)	H2 2013	H2 2014	H2 2015	H2 2016	ESTIMATES H2 2016 Low	Q/Q growth	High	Q/Q growth
Norway	567	578	584	574	568	-3%	580	-1%
UK	80	79	84	87	85	0%	89	6%
Faroe Islands	33	40	39	39	38	-3%	41	5%
Total Europe	**680**	**697**	**707**	**700**	**691**	**-2%**	**710**	**0%**
Chile	216	267	280	177	170	-39%	184	-34%
North America	58	59	72	70	68	-6%	73	1%
Total Americas	**274**	**326**	**352**	**247**	**237**	**-33%**	**257**	**-27%**
Other	29	34	38	39	38	1%	39	3%
Total	**983**	**1 057**	**1 097**	**986**	**966**	**-12%**	**1 006**	**-8%**

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

30

MHG 2016 volume guidance 31Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.  2016 reduced guidance from 436,000 tons GWE to 414,000 tons GWE - Chile decreased by 16,000 tons due algal bloom - Norway reduced by 3,000 tons - Some additional minor changes Salmon species 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 2015 Q1 2016 Q2 2016 2016 GWE tons (1000) Actual Actual Actual Actual Actual Actual Actual Guidance Guidance Norway 258 65 64 59 67 255 54 56 262 Chile 68 16 13 18 15 62 15 7 36 Canada 27 10 12 9 9 40 12 12 44 Scotland 49 7 12 17 14 50 13 12 54 Other Units 18 1 3 3 6 13 3 3 18 Total 419 99 104 106 111 420 97 90 414

Outlook 32  Market balance expected to be tight in 2016 - Future prices (NASDAQ) for 2016 have increased to EUR 5.9 per kg (NOK 56 per kg)  Strong consumer demand in Europe and Asia  Algal bloom in Chile to impact American supply fundamentals going forward - Restructuring of Marine Harvest Chile initiated  Applications for 28 development licenses in Norway submitted  Quarterly dividend of NOK 1.70 per share  Capital Markets Day 1-2 June in Bjugn, Norway

Appendix 33

Dividend policy 34  The quarterly dividend level shall reflect the present and expected future cash flow generation of the Company  To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis  When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends  Long term NIBD target of EUR 1,050m - EUR 1.8 per kg harvest volume (equivalent to ca NOK 15 per kg) - Residual attributed to non-farming businesses

Contract coverage and sales contract policy 35  Q2 2016 contract shares (% of guided volume): - Norway 49% - Scotland 63% - Canada 0% - Chile 22%  Contracts typically have a duration of 3-12 months - Contracts are entered into on a regular basis - Policy opens for contracts of up to 48 month duration SALES CONTRACT POLICY Min hedging rate (1) Max hedging rate (1) Norway (2) (3) 22.5% 50.0 % Chile (3) 22.5% 50.0 % Canada 0.0% 30.0 % Scotland 40.0% 75.0 % Ireland 40.0% 100.0 % Faroes 0.0% 30.0 % Weighted average 22.7% 52.1 % Notes: (1) Hedging rates for the next quarter, limits dropping over time (2) External and internal contract (including financial futures) (3) Contract rate can be increased to 65% under special circumstances

Quarterly segment overview

EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	MH Group
	SOURCES OF ORIGIN							
OPERATIONAL EBIT								
MH FARMING	85.1	11.5	19.6	-27.1	-2.6	3.8		90.4
MH SALES AND MARKETING								
MH Markets	8.5	3.7	3.1	3.2	0.0	0.1	0.0	18.6
MH Consumer Products	5.7	-6.7	0.0	0.0	0.0	0.0	0.3	-0.6
SUBTOTAL	**99.3**	**8.5**	**22.8**	**-23.9**	**-2.6**	**3.9**	**0.3**	**108.3**
Feed	1.6							1.6
Other entities [2]							1.9	1.9
TOTAL	**100.9**	**8.5**	**22.8**	**-23.9**	**-2.6**	**3.9**	**2.3**	**111.9**
Harvest volume (GWT salmon)	53 984	12 620	11 551	15 384	1 410	1 664		96 613
Operational EBIT per kg (EUR) [3] - total Group	1.87	0.68	1.97	-1.55	-1.84	2.34		1.16
- of which Feed	0.03	0.00	0.00	0.00	0.00	0.00		0.02
- of which MH Markets	0.16	0.29	0.27	0.21	0.03	0.05		0.19
- of which MH Consumer Products	0.11	-0.53	0.00	0.00	0.00	0.00		-0.01
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	92%	85%	101%	95%	na	105%		93%
Contract share (%)	55%	59%	0%	9%	84%	0%		41%
Quality - superior share (%)	93%	92%	88%	87%	87%	86%		91%
Exceptional items included in Operational EBIT	-18.1	0.2	0.0	-9.5	-1.8	-0.2		-29.5
Exceptional items per kg (EUR)	-0.34	0.01	0.00	-0.62	-1.25	-0.15		-0.31
GUIDANCE								
Q2 2016 harvest volume (GWT)	56 000	12 000	12 000	7 000	1 000	2 000		90 000
2016 harvest volume (GWT)	262 000	54 000	44 000	36 000	8 000	10 000		414 000
Q2 2016 contract share (%)	49%	63%	0%	22%	0%	0%		39%

[1] Operational EBIT arising from non salmon species and 3rd party salmon not allocated to source of origin
[2] Sterling White Halibut, Headquarter and Holding companies
[3] Including Sterling White Halibut, Headquarter and Holding companies
[4] MH Sales and Marketing price achievement

36

Quarterly segment overview

MH Operating Units	FARMING						MH Sales and Marketing					
EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Markets	Consumer Products	MH Feed	Other	Elim	Group*
Revenues and other income	280.0	68.6	61.6	77.9	11.3	10.3	610.0	327.3	64.5	7.2	-709.2	809.5
Operating EBITDA	97.3	15.7	22.2	-21.3	-1.8	4.3	19.6	4.9	3.8	3.0	0.0	147.7
Operating EBIT	85.1	11.5	19.6	-27.1	-2.6	3.8	18.6	-0.6	1.6	1.9	0.0	111.9
Fair Value adj on biomass, contracts/ unrealised derivatives	3.2	5.8	26.0	32.6	1.2	4.1	0.0	3.5	-0.3	-5.8	0.0	70.1
Unrealized margin adjustment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.0	3.0
Restructuring cost	0.0	-2.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-2.5
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income/loss from associated companies	10.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.3
Write-down of fixed assets/intangibles	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	0.0	0.0	0.0	-0.1
EBIT	98.5	14.9	45.6	5.6	-1.5	7.9	18.6	2.8	1.3	-3.9	3.0	192.7
Contribution to operational EBIT from S&M	14.3	-3.0	3.1	3.2	0.0	0.1	-18.6	0.6		0.3		0.0
Contribution to operational EBIT from Feed	1.6								-1.6			0.0
Operational EBIT incl contribution from S&M and Feed	100.9	8.5	22.8	-23.9	-2.6	3.9	0.0	0.0	0.0	2.3	0.0	111.9
Harvest / sales volume	53 984	12 620	11 551	15 384	1 410	1 664	0	30 099	53 807			
Operational EBIT/kg incl contribution from S&M (EUR)	1.87	0.68	1.97	- 1.55	- 1.84	2.34						
-of which S&M	0.26	- 0.24	0.27	0.21	0.03	0.05						
-of which Feed	0.03											

*Volume = harvested volume salmon in tonnes gutted weight

37

Development in harvest volumes

	2010	2011	2012	2013	2014					2015					2016E			
	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2E	H2-16E	Total
Norway	202.5	217.5	255.3	222.5	55.1	68.7	64.3	69.9	258.0	65.2	64.0	58.9	66.6	254.8	54.0	56.0	152.0	262.0
Chile	10.6	26.0	40.2	28.3	17.7	16.4	16.7	16.6	67.5	16.1	13.2	18.4	14.8	62.5	15.4	7.0	13.6	36.0
Canada	33.5	33.9	40.2	33.1	6.4	6.5	7.1	6.8	26.7	10.5	11.6	8.7	9.4	40.1	11.6	12.0	20.4	44.0
Scotland	33.1	50.2	40.3	48.4	10.5	18.3	13.7	6.4	48.9	7.1	12.4	16.6	14.1	50.1	12.6	12.0	29.4	54.0
Other (1)	16.0	15.3	16.3	11.5	2.6	4.3	5.5	5.4	17.8	0.6	2.9	3.4	5.7	12.7	3.1	3.2	11.7	18.0
Total	295.7	342.8	392.3	343.8	92.2	114.2	107.3	105.1	418.9	99.5	104.2	106.0	110.6	420.1	96.6	90.2	227.2	414.0

GROWTH RELATIVE TO SAME PERIOD IN PREVIOUS YEAR

	2010	2011	2012	2013	2014					2015					2016E			
	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2E	H2-16E	Total
Norway	0%	7%	17%	-13%	17%	28%	21%	2%	16%	18%	-7%	-8%	-5%	-1%	-17%	-13%	21%	3%
Chile	-71%	146%	55%	-30%	115%	n.a.	184%	17%	139%	-9%	-19%	10%	-11%	-7%	-4%	-47%	-59%	-42%
Canada	-8%	1%	19%	-18%	-48%	-28%	14%	19%	-19%	65%	79%	23%	38%	50%	10%	4%	13%	10%
Scotland	-12%	51%	-20%	20%	9%	37%	0%	-46%	1%	-32%	-32%	21%	121%	3%	77%	-3%	-4%	8%
Other (1)	7%	-4%	7%	-29%	-4%	20%	172%	67%	54%	-76%	-32%	-38%	6%	-29%	399%	9%	29%	42%
Total	-10%	16%	14%	-12%	15%	44%	33%	2%	22%	8%	-9%	-1%	5%	0%	-3%	-13%	5%	-1%

38

0 50 100 150 200 250 300 2008 2009 2010 2011 2012 2013 2014 2015 2016E E U R m i l l i o n Net capital expenditure guidance 39 Maintenance level

Net working capital guidance 40 -100 -50 0 50 100 150 200 250 2008 2009 2010 2011 2012 2013 2014 2015 2016E W o r k i n g c a p i t a l t i e - u p ( E U R m i l l i o n )

Guidance on financial commitments and cost of debt Interest expenses Contractual repayments 41 0 20 40 60 80 100 120 2011 2012 2013 2014 2015 2016E E U R m i l l i o n

Nova Sea 42  Leading integrated salmon producer in Northern Norway - 33.33 wholly owned licenses - 4 partly owned licenses  Marine Harvest has an ownership in Nova Sea of ~48% through direct and indirect shareholdings  Proportion of income after tax reported as income from associated companies in Marine Harvest Norway - EUR 9.83m in Q1 2016 • IFRS adjustment of biomass EUR 1.92m NIBD EURm Ownership % 2014 2015 Q1 2015 Q1 2016 2014 2015 Q1 2015 Q1 2016 Q1 2016 Nova Sea 48% 38 739 37 422 6 938 7 220 1.47 1.57 1.70 2.14 20.2 Harvest volume (GWE) EBIT per kg EUR

Debt distribution and interest rate hedging

DEBT VOLUME HEDGED AND FIXED RATES OF INTEREST RATE HEDGES (MARCH-MARCH) (1)

CURRENCY	DEBT 31/03/2016(2)	2016 Nominal value	2016 Fixed rate(3)	2017 Nominal value	2017 Fixed rate(3)	2018 Nominal value	2018 Fixed rate(3)	2019 Nominal value	2019 Fixed rate(3)	2020 Nominal value	2020 Fixed rate(3)	2021 Nominal value	2021 Fixed rate(3)	2022 Nominal value	2022 Fixed rate(3)
EUR m	741.2	797.4	0.94%	938.0	1.21%	1 226.1	1.80%	1 296.5	2.50%	716.6	1.24%	380.0	2.20%	-	0.00%
USD m	155.0	151.0	2.91%	138.5	3.12%	138.5	3.21%	167.5	2.93%	78.3	2.31%	78.3	2.31%	60.0	4.13%
GBP m	41.7	34.0	3.04%	34.0	3.13%	34.0	3.13%	34.0	3.13%	23.5	2.83%	23.5	2.83%	-	0.00%
Other (EUR m)	125.3														

Market value of IRS contracts in MEUR (31/03/16):	-93.0
Mark to market valuation effect in Q1(4):	-16.2
Difference in fixed vs floating rate settled in cash in Q1	-0.7

Notes:
(1) MHG chooses March as the starting month for all new interest hedging contracts
(2) Debt at book value after taking cross currency swaps into account
(3) Financing margin not included
(4) Quarterly change in market value booked against P/L

POLICY:

- External interest bearing debt is distributed as follows: EUR 73%, USD 12%, GBP 5%, other currencies 11%.
- Marine Harvest ASA shall hedge 70%-100% of the Group's long-term interest-bearing debt by currency with fixed interest or interest rate derivatives for the first 4 years and 0%-60% for the 5 following years. Interest-bearing debt includes external interest-bearing debt and leasing in the parent company or subsidiaries. The interest rate hedges shall be based on the targeted currency composition. Interest rate exposure in other currencies than EUR, USD and GBP shall not be hedged

Policy last updated 11 August 2015.

43

Hedging and long term currency exposure 44 POLICY  EUR/NOK - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in NOK against the EUR with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year.  USD/CAD - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in CAD against the USD with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year.  USD/CLP - Marine Harvest shall not hedge the USD/CLP exposure  Internal transaction hedging relating to bilateral sales contracts - As of 1 April 2011, all bilateral sales contracts are subject to internal currency hedging of the exposure between the invoicing currency and NOK - The operating entities hedge this exposure towards the parent company. In accordance with the general hedging policy, this exposure is not hedged towards external counterparties - The purpose of the internal hedging is to allow for a more accurate comparison between the MH Farming entities (including contribution from Sales) and peers with respect to price achievement and operational EBIT Policy last updated 11 August 2015.

Strategic currency hedging 45 STRATEGIC CURRENCY HEDGING MEUR Rate MUSD Rate 2016 167 9.19 22 1.32 2017 232 9.41 20 1.33 2018 56 9.68 2 1.39 P/L effect of contracts maturing in Q1 -0.9 (MEUR) MEUR Market value 31/12/2015 -18.4 Change (1) 10.0 Market value 31/03/2016 -8.4 DESIGNATED MARKET CURRENCIES Norway Chile Canada Scotland Feed VAP Morpol Faroes Cold Water Species Asia EUR EUR/NOK USD/CAD EUR USD USD NOK USD GBP EUR EUR EUR

Fair value adjustment of biomass 46  Under IFRS (IAS 41) the company is required to value biological assets at a fair market value.  During the second half of 2011, the largest salmon farming companies in Norway, with support from audit firms, formed an industry working group where the objective was to reach a converged and improved common approach for estimating the fair value of the biomass in accordance with IAS 41.  Following the working group’s conclusions, Marine Harvest has with effect from the fourth quarter 2011, refined its calculation model. The model enhancements have been made to capture the fair value development during the lifetime of the fish in an improved manner. The revised model split the biomass into 3 groups based on size: - Fish below 1 kg live weight (“smolt”) is valued at accumulated cost - Fish between 1 kg and 4 kg live weight (immature fish) incorporates a proportionate share of the expected net profit at harvest - Fish above 4 kg (mature fish) is valued at the expected net value  The main drivers in the valuation are: - Volume of biomass (and average weight per site) at every reporting date - Expected cost at harvest - Expected value at harvest (based on externally quoted forward prices where applicable and/or the most relevant price information available for the period in which the fish is expected to be harvested)  Operationally, the value of biomass is reported at cost. In the Group accounts, “fair value adjustments” are added to costs of each operating unit and combined, the two elements constitute the fair value of biomass. The change in “fair value adjustment” is income or expense classified on a separate line in the Profit and Loss statement in each period. This item is not included in Operational EBIT.

Tax losses carried forward (YE 2015) 47  Most of the deferred tax assets have note been recognised on the statement of financial position  The NOL’s will be used to offset taxable profit in the countries going forward  The utilisation of the deferred tax asset on NOL’s gives rise to a tax expense in the accounts which do not normally have any cash effect Marine Harvest Group 31.12.2015 EUR million USA 7.6 0.0 7.6 Poland 16.3 1.2 17.5 France 5.5 44.3 49.8 Germany 1.0 0.0 1.0 Chile 3.2 72.0 75.2 Italy 0.0 0.4 0.4 Taiwan 0.0 2.0 2.0 China 0.4 0.0 0.4 Other 0.1 0.0 0.1 Total 34.1 119.9 154.0 Reference is made to note 15 Taxes in the annual report 2015. Recognised Unrecognised Total

The Board’s current authorisations 48  The Board was given the following proxies at the AGM - General share capital increase (up to 10% of share capital) • Proxy to set aside shareholders pre-emption right to subscribe - Purchase of own shares (up to 10% of share capital) • Maximum price: NOK 140 per share • Minimum price: NOK 7.5 per share - Issuance of new convertible bond (executed in November 2015) • Maximum amount: NOK 3,200m • Maximum number of shares to be issued as settlement: 64m - Authorisation to issue quarterly dividends

Sensitivities 49 ESTIMATED SENSITIVITIES ON ANNUAL RESULTS OP. EBIT EFFECT CASH FLOW EFFECT DRIVER EUR million Change in global average salmon price of EUR 0.1 (1) (2) 41 38 Annual harvest volume Change in total harvest volume of 10,000 tonnes (2) (3) 10 9 Marginal volume Change in global feed price of EUR 0.1 per kg (4) (5) 30 50 Feed consumption Notes: (1) Assuming all sales at spot prices. Please see contract policy and estimated contract rates in the latest quarterly presentation (2) Normally 30 days credit on sale of salmon, effect assumes stable volume between years and across months (3) Assuming EBIT per kg of EUR 1 (4) Annual harvest volume converted to live weight (0.83) multiplied with feed conversion ratio (1.2) Assuming stable production and feed consumption between years and across months (5) 60 days credit time on feed